UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

KiOR, Inc.
(Name of Issuer)
Class A common stock, par value $0.0001 per share
(Title of Class of Securities)
497219109
(CUSIP Number)
Vinod Khosla
Khosla Ventures
3000 Sand Hill Road
Building 3, Suite 190
Menlo Park, California 94025
(650) 376-8500

with a copy to:
Thomas A. Beaudoin
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 29, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	497219109

1	NAMES OF REPORTING PERSONS Khosla Ventures II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		46,259,738

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		46,259,738

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	46,259,738 (see Attachment A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	54.64%(see Attachment A)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 2 of 17 Pages

CUSIP No.	497219109

1	NAMES OF REPORTING PERSONS Khosla Ventures III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,409,934

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,409,934

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,409,934 (see Attachment A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	24.05%(see Attachment A)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 3 of 17 Pages

CUSIP No.	497219109

1	NAMES OF REPORTING PERSONS Khosla Ventures Associates II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		46,259,738

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		46,259,738

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	46,259,738 (see Attachment A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	54.64%(see Attachment A)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 4 of 17 Pages

CUSIP No.	497219109

1	NAMES OF REPORTING PERSONS Khosla Ventures Associates III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,409,934

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,409,934

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,409,934 (see Attachment A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	24.05%(see Attachment A)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 5 of 17 Pages

CUSIP No.	497219109

1	NAMES OF REPORTING PERSONS VK Services, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		55,669,672

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		55,669,672

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	55,669,672 (see Attachment A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	65.19%(see Attachment A)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 6 of 17 Pages

CUSIP No.	497219109

1	NAMES OF REPORTING PERSONS Vinod Khosla

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		56,919,672

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		56,919,672

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	56,919,672 (see Attachment A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	66.66%(see Attachment A)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 7 of 17 Pages

CUSIP No.	497219109

Item 1.	Security and Issuer.
This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A common stock, par value $0.0001 per share (the “Class A common stock”), of KiOR, Inc., a Delaware Corporation (the “Issuer”). The address of the principal executive office of the Issuer is 13001 Bay Park Road, Pasadena, Texas 77507. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.
(a) This statement is filed by:
(i)	Khosla Ventures II, L.P. (“KV II”), with respect to the shares of Class A common stock directly and beneficially owned by it;

(ii)	Khosla Ventures III, L.P. (“KV III”), with respect to the shares of Class A common stock directly and beneficially owned by it;

(iii)	Khosla Ventures Associates II, LLC (“KVA II”), with respect to the shares of Class A common stock directly and beneficially owned by it;

(iv)	Khosla Ventures Associates III, LLC (“KVA III”), with respect to the shares of Class A common stock directly and beneficially owned by it;

(v)	VK Services, LLC (“VK Services”), with respect to the shares of Class A common stock directly and beneficially owned by it; and

(vi)	Vinod Khosla (“Khosla”), with respect to the shares of Class A common stock directly and beneficially owned by him.
Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”
Pursuant to the provisions of General Instruction C to Schedule 13D, information in Items 2 through 6 of this Schedule 13D is also provided with respect to Vinod Khosla, with respect to the shares of Class A common stock directly and beneficially owned by him.
Vinod Khosla is referred to as a “General Partner.”
(b) The business address of each of the Reporting Persons and the General Partner:

Khosla Ventures
3000 Sand Hill Road
Building 3, Suite 190
Menlo Park, California 94025
(c) The present principal business of each of the Reporting Persons and the General Partner is the venture capital investment business.
(d) No Reporting Person or General Partner, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) No Reporting Person or General Partner, during the last five years, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Citizenship.

KV II	Delaware, United States of America
KV III	Delaware, United States of America
KVA II	Delaware, United States of America
KVA III	Delaware, United States of America
VK Services	Delaware, United States of America
Khosla	United States of America

Page 8 of 17 Pages

CUSIP No.	497219109
Additional information concerning the Reporting Persons is listed on Attachment A hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.
From November 2007 through April 2011, entities and individuals affiliated with the Reporting Persons acquired an aggregate of (i) 1,688,162 shares of Common Stock of the Issuer, (ii) 24,000,000 shares of Series A convertible preferred stock of the Issuer, (iii) 20,571,576 shares of Series A-1 convertible preferred stock of the Issuer, (iv) 8,159,934 shares of Series B convertible preferred stock of the Issuer and (v) 3,059,976 shares of Series C convertible preferred stock of the Issuer. The issuer acquired such shares for an aggregate purchase price of approximately $61.5 million. All such shares were acquired with working capital.
A two-for-one stock split was effected on June 9, 2011. All of the share amounts in this Report reflect such stock split. Following completion of the Issuer’s initial public offering on June 29, 2011 (the “IPO”), the Reporting Persons’ shares of the Issuer’s Series A convertible preferred stock and Series A-1 convertible preferred stock were converted to Class B common stock on a one-for-one basis. Upon completion of the Issuer’s IPO, the Reporting Persons’ shares of the Issuer’s Series B convertible preferred stock were converted to Class A common stock on a one-for-one basis. Upon completion of the Issuer’s IPO, the Reporting Persons’ shares of the Issuer’s Series C convertible preferred stock were converted to Class A common stock at a conversion price equal to 80% of the initial public offering price. At an initial public offering price of $15.00, each share of Series C convertible preferred stock converted into 0.4085 shares of Class A common stock.
After the conversion of the Series B convertible preferred stock and Series C convertible preferred stock into Class A common stock, the Reporting Persons owned 10,659,934 shares of Class A common stock. After the conversion of the Series A convertible preferred stock and Series A-1 convertible preferred stock into Class B common stock and the redesignation of Common Stock into Class B common stock, the Reporting Persons owned 46,259,738 shares of Class B common stock. The Class B common stock is convertible into Class A common stock on a one-for-one basis at the option of the holder of such shares upon a transfer of such shares, or upon the occurrence of certain other events described in the certificate of incorporation of the Issuer.
In conjunction with the Issuer’s IPO, an entity affiliated with the Reporting Persons purchased 1,250,000 shares of Class A common stock, resulting in an increase in beneficial ownership by the Reporting Persons by that amount. The purchase was made at the initial public offering price of $15.00 per share, for an aggregate purchase price of $18,750,000. The source of funds used to purchase the shares of Class A common stock was Khosla’s personal assets.

Item 4.	Purpose of Transaction.
The shares of capital stock reported herein were acquired solely for investment purposes. None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons of others of shares of the Issuer’s Class A common stock held by such stockholders.
The Reporting Persons may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4. In addition, the Reporting Persons may exercise their rights under the Investors’ Rights Agreement, as defined below.
Other than as described above and as set forth in the Investors’ Rights Agreement, as defined below, the Reporting Persons do not have any plans or proposals which would result in any of the following:
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

Page 9 of 17 Pages

CUSIP No.	497219109
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Issuer’s board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.
The aggregate percentage of shares of Class A common stock reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon 39,133,134 shares of Class A common stock outstanding, which is the total number of shares of Class A common stock outstanding as reported in the prospectus filed with the Securities and Exchange Commission on June 24, 2011 in connection with the Issuer’s IPO, and giving effect to the IPO. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Class A common stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Report.
A. Khosla Ventures II, L.P.
(a) As of the closing of business on July 7, 2011, Khosla Ventures II, L.P. beneficially owned 46,259,738 shares of Class A common stock, representing a beneficial ownership of approximately 54.64% of the shares of Class A common stock. All of the shares of Class A common stock beneficially owned by Khosla Ventures II, L.P. are comprised of shares of Class B common stock owned by Khosla Ventures II, L.P., all of which are convertible into Class A common stock at any time on a one-for-one basis at the option of the holder of such shares.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	46,259,738

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	46,259,738
Please see Attachment A for additional information.
B. Khosla Ventures III, L.P.
(a) As of the closing of business on July 7, 2011, Khosla Ventures III, L.P. beneficially owned 9,409,934 shares of Class A common stock, representing a beneficial ownership of approximately 24.05% of the shares of Class A common stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	9,409,934

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	9,409,934
Please see Attachment A for additional information.

Page 10 of 17 Pages

CUSIP No.	497219109
C. Khosla Ventures Associates II, LLC
(a)	As of the closing of business on July 7, 2011, Khosla Ventures Associates II, LLC beneficially owned 46,259,738 shares of Class A common stock, representing a beneficial ownership of approximately 54.64% of the shares of Class A common stock. All of the shares of Class A common stock beneficially owned by Khosla Ventures Associates II, LLC are comprised of shares of Class B common stock beneficially owned by Khosla Ventures Associates II, LLC, all of which are convertible into Class A common stock at any time on a one-for-one basis at the option of the holder of such shares.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	46,259,738

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	46,259,738
Please see Attachment A for additional information.
D. Khosla Ventures Associates III, LLC
(a)	As of the closing of business on July 7, 2011, Khosla Ventures Associates III, LLC beneficially owned 9,409,934 shares of Class A common stock, representing a beneficial ownership of approximately 24.05% of the shares of Class A common stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	9,409,934

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	9,409,934
Please see Attachment A for additional information.
E. VK Services, LLC
(a)	As of the closing of business on July 7, 2011, VK Services, LLC beneficially owned 55,669,672 shares of Class A common stock, representing a beneficial ownership of approximately 65.19% of the shares of Class A common stock. Of the shares of Class A common stock beneficially owned by VK Services, LLC, 45,536,766 shares are comprised of Class B common stock beneficially owned by VK Services, LLC, all of which are convertible into Class A common stock at any time on a one-for-one basis at the option of the holder of such shares.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	55,669,672

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	55,669,672
Please see Attachment A for additional information.
F. Vinod Khosla
(a)	As of the closing of business on July 7, 2011, Vinod Khosla beneficially owned 56,919,672 shares of Class A common stock, representing a beneficial ownership of approximately 66.66% of the shares of Class A common stock. Of the shares of Class A common stock beneficially owned by Mr. Khosla, 46,259,738 shares are comprised of Class B common stock beneficially owned by him, all of which are convertible into Class A common stock at any time on a one-for-one basis at the option of the holder of such shares.

Page 11 of 17 Pages

CUSIP No.	497219109

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	56,919,672

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	56,919,672
Please see Attachment A for additional information.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Controlling Interest in the Issuer
Immediately following the completion of the IPO, entities affiliated with the Reporting Persons owned 74.80% of the Issuer’s Class B common stock, which, together with the Class A common stock held by them, represent 71.97% of the combined voting power of the Issuer’s outstanding Class A common stock and Class B common stock. Under the Issuer’s amended and restated certificate of incorporation that became effective as part of the IPO, holders of shares of Class B common stock may generally transfer those shares to affiliated entities, without having the shares automatically convert into shares of Class A common stock. Therefore, the Reporting Persons will, for the foreseeable future, be able to control the outcome of the voting on virtually all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as an acquisition of the Issuer, even if the Reporting Persons come to own, in the aggregate, as little as 10% of the economic interest of the outstanding shares of the Issuer’s Class A common stock and Class B common stock. Moreover, the Reporting Persons may take actions in their own interests that the Issuer’s stockholders do not view as beneficial.
Amended and Restated Investors’ Rights Agreement
The Reporting Persons and certain other stockholders (collectively, the “Holders”) of the Issuer have entered into an Amended and Restated Investors’ Rights Agreement dated April 21, 2011 (the “Investors’ Rights Agreement”) with the Issuer. Subject to the terms of the Investors’ Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.
Demand Registration Rights
At any time beginning 180 days after the completion of the Issuer’s IPO and ending on the fifth anniversary of the completion of the Issuer’s IPO or on certain specified deemed liquidation events, the holders of at least 40% of the Registrable Securities under the Investors’ Rights Agreement may request that the Issuer file a registration statement under the Securities Act covering the shares of the requesting holders. The Issuer will be obligated to use its commercially reasonable efforts to register such shares if they represent at least 30% of the shares resulting from conversion of its convertible preferred stock and if the anticipated aggregate offering price to the public is at least $20 million. The Issuer is required to effect no more than two registration statements upon exercise of these demand registration rights. The Issuer may postpone the filing of a registration statement for up to 60 days once in a 12-month period if it determines that the filing would be seriously detrimental to the Issuer and its stockholders. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders covered by the registration statement, with such reduction to be allocated among the Holders in proportion to the number of shares owned by the holders or in such other proportion as mutually agreed upon by such Holders.
Piggyback Registration Rights
If the Issuer registers any of its securities for public sale, the Holders will have the right to include their shares in the registration statement. However, this right does not apply to a

Page 12 of 17 Pages

CUSIP No.	497219109
registration relating to any of its employee benefit plans, a registration relating to a transaction subject to Rule 145 under the Securities Act, the offer and sale of debt securities, or a registration on any registration form that does not include the information required for registration of the shares having piggyback registration rights. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders to 25% of the total shares covered by the registration statement.

Form S-3 Registration Rights
The Holders can request that the Issuer register all or a portion of their shares on Form S-3 if it is eligible to file a registration statement on Form S-3 and the aggregate offering price to the public of such shares is at least $10.0 million. The Issuer is required to file no more than two registration statements on Form S-3 upon exercise of these rights in any 12-month period. The Issuer may postpone the filing of a registration statement on Form S-3 for up to 60 days once in a 12-month period if it determines that the filing would be seriously detrimental to the Issuer and its stockholders. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders covered by the registration statement, with such reduction to be allocated among the holders in proportion to the number of shares owned by the holders or in such other proportion as mutually agreed upon by such holders.

Registration Expenses
The Issuer will pay all expenses incurred in connection with the exercise of demand and piggyback registration rights, except for underwriting discounts and commissions. However, the Issuer will not pay for any expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares requested to be included in such a registration statement, subject to limited exceptions.

Expiration of Registration Rights
The registration rights described above will expire five years after the Issuer’s IPO is completed.
Holders of all of the Issuer’s shares with these registration rights signed agreements with the underwriters prohibiting the exercise of their registration rights for 180 days or 360 days, as applicable, subject to a possible extension of up to 34 additional days beyond the end of such 180-day or 360-day period, as applicable, following the date of the completion of the Issuer’s IPO.
The foregoing description is qualified in its entirety by reference to the Investors’ Rights Agreement, a copy of which is filed as an exhibit hereto as Exhibit 99.2 and is incorporated herein by reference.
Lock-up Agreements
The Reporting Persons, along with the Issuer’s officers and directors and holders of substantially all of its outstanding securities have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of the Issuer’s Class A common stock or securities convertible into or exchangeable or exercisable for any shares of its Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Issuer’s Class A common stock, whether any of these transactions are to be settled by delivery of the Issuer’s Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives of the underwriters for a period of 180 days after June 24, 2011, except for transfers of shares of its Class A common stock or securities convertible into or exchangeable or exercisable for shares of our Class A common stock to a family member or trust, provided the transferee agrees to be bound in writing by the terms of the lock-up prior to such transfer, such transfer does not involve a disposition for value and no filing by any party (donor, donee, transferor or transferee) under the Exchange Act be required or be voluntarily made in connection with such transfer (other than a filing on a Form 5 made after the expiration of the lock-up period). However, in the event that either (1) during the last 17 days of the lock-up

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CUSIP No.	497219109
period, the Issuer releases earnings results or material news or a material event relating to the Issuer occurs, or (2) prior to the expiration of the lock-up period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in either case the expiration of the lock-up will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives of the underwriters waive, in writing, such an extension.
KV II has agreed not to sell any of the 46,259,738 shares of our common stock that it beneficially owns, representing approximately 46% of the Issuer’s outstanding capital stock as of immediately after the IPO, for a period of 360 days after June 24, 2011.
Letter of Intent with the Issuer
In May 2011, the Issuer entered into a non-binding letter of intent with entities affiliated with the Reporting Persons with respect to the discussion and negotiation of a potential transaction in which entities affiliated with the Reporting Persons would build, own and operate commercial production facilities that incorporate the Issuer’s BFCC process. The terms contemplate that, beginning in 2015, the entities affiliated with the Reporting Persons would be permitted to construct a limited number of commercial production facilities using the Issuer’s plant design, operation and related technologies. In addition to proceeds from the sale of catalyst, the Issuer would share a portion of the revenue generated by these facilities above a hurdle rate of return for the entities affiliated with the Reporting Persons. Entry by the Issuer into a definitive agreement with any entities affiliated with the Reporting Persons would require the approval of the Issuer’s Board of Directors pursuant to its Related Party Transaction Approval Policy, which includes a requirement that the terms of such transaction are fair to the company and no less favorable than those obtainable from an unrelated third party. Neither the Issuer nor the Reporting Persons is obligated to enter into any transaction.
Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement
99.2	Amended and Restated Investors’ Rights Agreement dated April 21, 2011, among the Issuer and the Issuer’s securityholders listed therein (Incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement of Form S-1 (File No. 333-173440), filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2011).

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CUSIP No.	497219109
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Vinod Khosla
Vinod Khosla

VK SERVICES, LLC
By:	/s/ Vinod Khosla
Vinod Khosla, Manager

KHOSLA VENTURES ASSOCIATES II, LLC
By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES III, LLC
By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES II, L.P.
By:	Khosla Ventures Associates II, LLC, a
Delaware limited liability company and
general partner of Khosla Ventures II, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES III, L.P.
By:	Khosla Ventures Associates III, LLC, a
Delaware limited liability company and
general partner of Khosla Ventures III, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

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CUSIP No.	497219109

ATTACHMENT A
Mr. Khosla is the managing member of VK Services, which is the manager of KVA II and KVA III. KVA II and KVA III are the general partners of KV II and KV III, respectively. Each of KVA II, KVA III, VK Services and Khosla may be deemed to possess voting and investment control over the shares held by KV II and KV III, and each of KVA II, KVA III, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.
Certain securities were originally purchased by KV II and then distributed to KVA II, which in turn distributed such securities to members and affiliates of members of KVA II (the “Distributed Securities”). KVA II continues to possess voting and investment control over the Distributed Securities. Each of KVA II, VK Services and Khosla may be deemed to possess voting and investment control over the Distributed Securities, and each of KVA II, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.
Certain securities were purchased in connection with the Issuer’s IPO by an entity affiliated with the Reporting Persons. Khosla may be deemed to have indirect beneficial ownership of such shares.
Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.

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